Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

June 21, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler

Re:	Esperion Therapeutics, Inc.
Registration Statement on Form S-1
Registration File No. 333-188595

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Esperion Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Time on June 25, 2013, or as soon thereafter as practicable or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 12, 2013:

(i)                                     Dates of distribution: June 12, 2013 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)                               Number of prospectuses furnished to investors: approximately 2,920

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 271

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves and the
several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles W. Newton
	Name:	Charles W. Newton
	Title:	Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christopher Hite
	Name:	Christopher Hite
	Title:	Managing Director, Global Head — Healthcare

[Signature Page to Underwriters’ Acceleration Request]